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                                                                    EXHIBIT 10.1

D. E. Shaw Laminar Portfolios, L.L.C.         Xerion Capital Partners LLC
120 West 45th Street                          450 Park Avenue
39th Floor, Tower 45                          27th Floor
New York, NY 10036                            New York, NY 10022

                                                                   July 11, 2006

The Board of Directors of Oneida
Oneida Ltd.
163-181 Kenwood Avenue
Oneida, NY 13421

By Email

                 Re: Proposal to Acquire Reorganized Oneida Ltd.

Gentlemen:

D.E. Shaw Laminar Portfolios, L.L.C. ("Laminar") and Xerion Capital Partners LLC, on behalf of certain of its managed funds ("Xerion", together with Laminar, "we", "us" or "our" as the context so provides), are pleased to submit the following proposal to you, confirming our interest to acquire, through a new entity ("Buyer") to be formed and funded by persons including us and/or our affiliates or designees (other than direct strategic competitors of Oneida Ltd., a New York corporation (the "Company")) selected







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in our sole and absolute discretion, 100% of the equity interests of the
Company, as reorganized ("Reorganized Oneida") under a confirmed plan of reorganization (the "Proposed Plan") pursuant to chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") containing the terms set forth in the Definitive Agreement (defined below). We hereby request that the Company confirm its undertaking to pursue such a transaction substantially on the terms described in Annex A and below (the "Proposed Transaction") by signing and returning a copy of this letter to the senders at the address noted above by 11:59 p.m. EST on July 13, 2006. Capitalized terms used but not otherwise defined herein (or in Annex A) shall have the meaning ascribed to such terms in the Current Plan (defined in Annex A hereto)

Please be advised that we already have conducted due diligence on the Company's business (the "Business") based on publicly available information and are otherwise accordingly relatively familiar with the business, operations and management of the Business. We believe that our follow-up due diligence could be swiftly completed and that we can immediately commence the negotiation of the definitive purchase or funding agreement and other related and ancillary documents with respect to the Proposed Transaction (collectively, the "Definitive Agreement"). We also note that we have the requisite funding to consummate the Proposed Transaction and that our proposal is not subject to any financing conditions.

Based upon the publicly available information concerning the Business, we believe that the Proposed Transaction could be consummated on the terms set forth in Annex A hereto and substantially as follows:

      1. Limitations on Binding Obligations; No Prejudice. Other than as described in Sections 1 through 11 hereof and in the Access and Conduct of Business provisions of Annex A, this letter does not create any binding obligations and no binding commitment of the Company or Buyer to carry out the Proposed Transaction will be deemed to exist until and unless the Definitive Agreement described in Annex A has been duly executed and delivered, following which any commitment shall thereafter be subject to all conditions of the Definitive Agreement. For the avoidance of doubt, this proposal remains entirely subject to "follow-up" due diligence as determined by Buyer in its sole and absolute discretion, which due diligence Buyer expects to conduct during the period commencing on the date this letter is duly executed through and until the commencement of the proposed status conference, in the administratively consolidated chapter 11 bankruptcy cases of the Company and certain of its domestic subsidiaries (the "Chapter 11 Cases"), with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), on July 21, 2006, or as may otherwise be extended in writing by the parties hereto (the "Due Diligence Period").

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      2.    Non-Disclosure. We and the Company shall as promptly as practicable enter into a confidentiality agreement containing customary terms and conditions reasonably acceptable to Buyer (the "Confidentiality Agreement").

      3. Timing. We are prepared to move forward promptly and to devote the necessary resources toward a swift completion of our necessary due diligence and the execution of the Definitive Agreement. The Company shall provide access for such due diligence, as described under Access in Annex A during the Due Diligence Period.

      4. Pre-Definitive Agreement Expense Reimbursement. If the Company receives any Competing Proposal (defined below) during the Due Diligence Period, and the Definitive Agreement is not entered into, upon the consummation of a Competing Proposal, the Company agrees that it shall reimburse as an administrative expense all of our reasonable, documented fees and expenses (including the reasonable fees and expenses of counsel) in connection with our due diligence and negotiations incurred from and after July 11, 2006 through the date this letter is terminated up to a maximum of $250,000 (the "Due Diligence Expenses"). If deemed necessary, the Company shall expeditiously seek an order of the Bankruptcy Court, in form and substance reasonably acceptable to us and Buyer, approving this letter, including the provisions above that such Due Diligence Expenses will be allowed administrative expense claims in the Chapter 11 Cases. The term "Competing Proposal" means a sale or disposition of all or any significant part of the Business, the Company's assets, or any equity or other securities or of any similar interest in the Company, whether through purchase, merger, consolidation, reorganization, rights offering, plan of reorganization or in any other manner other than pursuant to the Current Plan (as defined in Annex A).

      5. Absolute Priority Rule. The Definitive Agreement will result in a plan of reorganization that, to the complete satisfaction of the Company, is confirmable under section 1129 of the Bankruptcy Code, including under the absolute priority rule.

      6. Expiration. This letter will expire at the conclusion of the Due Diligence Period if the Definitive Agreement is not executed by Buyer and the Company. For the avoidance of doubt, the Company will not be deemed to be in violation of this agreement or otherwise have acted in bad faith if, in its sole and absolute discretion, the Company elects not to enter into the Definitive Agreement because
            (i) in the good faith judgment of the Company's board of directors, the Definitive Agreement will not result in a plan of reorganization that is confirmable under section 1129 of the Bankruptcy Code (including under the absolute priority rule) or (ii) the official committee of equity security holders appointed in the Chapter

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            11 Cases has not given the Company and Buyer reasonable assurance that it will support the Proposed Plan.

      7. Withdrawal of Objection to Plan Exclusivity. During the Due Diligence Period and, if the Definitive Agreement is entered into, during the time that such agreement is in effect, Laminar and Xerion will withdraw, without prejudice, their objections to the Company maintaining or extending the exclusive period during which the Company may file a chapter 11 plan pursuant to section 1121(b) of the Bankruptcy Code.

      8. Transaction Fees and Expenses. Except as provided herein, we and the Company will each be responsible for our respective legal and due diligence expenses, financial advisory fees and other costs and expenses associated with performing under this letter.

      9. Entire Agreement. This letter and Annex A (including Exhibit 1 thereto) constitute the entire agreement between the parties and supersede all prior oral or written agreements or understanding, if any, with respect hereto.

      10. Governing Law; Jurisdiction. This letter will be governed by and construed under the laws of the State of New York, without regard to conflict of law principles. The parties agree to submit to the initial jurisdiction of the Bankruptcy Court concerning any disputes arising hereunder.

      11. Counterparts. This letter of intent may be executed in one or more counterparts, each of which will be deemed an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement.

We are very enthusiastic about this opportunity and look forward to a successful conclusion of the Proposed Transaction. We would like to note that we recognize and appreciate the efforts of management and the board of directors in achieving their success with the Business to date and look forward to working with management into the future.

                         [signatures on following page]

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If the foregoing appropriately sets forth our understandings, please sign and date in the spaces provided below and return an executed copy of this letter to us.

                                          Very truly yours,

                                          D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

                                          By: /s/ Daniel Posner
                                          Name: Daniel Posner
                                          Title: Authorized Signatory

                                          XERION CAPITAL PARTNERS LLC

                                          By: /s/ Daniel J. Arbess
                                          Name: Daniel J. Arbess
                                          Title: Managing Member

Accepted and Agreed:

ONEIDA LTD.

By:        /s/ Christopher H. Smith      Date: July 13, 2006
           Name: Christopher H. Smith
           Title: Chairman of the Board, Chairman of the Executive Committee


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                                     Annex A

                  SUMMARY OF TERMS OF THE PROPOSED TRANSACTION

Form of Proposed   The Proposed Transaction will result in the issuance by the
Transaction:       Company to Buyer of 100% of the equity interest of
                   Reorganized Oneida in consideration of the Purchase Price
                   (defined below). Such transaction would occur through a plan funding agreement providing for substantially similar treatment as outlined in the Company's current plan of reorganization (the "Current Plan"), except that all claims, including the Secured Tranche B Claims, will be assumed or paid in full unless otherwise agreed to with a particular claimholder;(1) provided, however, that holders of the Secured PBGC Claim and the Unsecured PBGC Claims will receive substantially similar treatment as set forth in the Current Plan, unless otherwise agreed to or as determined by the Bankruptcy Court.

                   Notwithstanding anything contained herein or in the letter agreement to the contrary, if the parties believe that the Proposed Transaction could be structured in manner consistent with the recovery set forth in the preceding paragraph, the parties will work together to structure the Proposed Transaction as a sale pursuant to section 363 of the Bankruptcy Code.

                   Consistent with the foregoing, Buyer reserves the right to structure the Proposed Transaction in a tax-effective manner, so as to preserve to the extent feasible the Company's current tax net operating losses (if not currently subject to restrictions on use due to a change of control or otherwise) or, in lieu thereof, to achieve a step-up in basis of the assets of the Business being acquired.

Buyer: It is currently anticipated that during the period prior to the closing, Laminar and its affiliates will beneficially own more than 50% of Buyer's outstanding equity interests and Xerion will own up to the balance of the Buyer's outstanding equity interests.

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(1)   The Secured Tranche B Claims will be paid in full, in cash.

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Purchase Price:    Buyer will fund at least $222.5 million (the "Purchase
                   Price") or otherwise an amount sufficient to pay in full, in cash, the Secured Tranche A Claims and the Secured Tranche B Claims, including any accrued and unpaid interest (including postpetition interest, fees, expenses and charges) not included in the foregoing plus the payment or assumption by Buyer of each of the following claims (as described and defined in the Current Plan):

                         1. Secured PBGC Claims (as set forth in the Current Plan, unless otherwise agreed or ordered by the Bankruptcy Court),

                         2. Administrative Claims (including, without limitation any fees or expenses in connection with the Exit Facility, which Buyer may keep, reject or replace in its sole and absolute discretion),

                         3.    Priority Tax Claims,

                         4.    Professional Fees,

                         5.    all Obligations under the DIP Credit Agreement,

                         6.    Other Secured Claims,

                         7.    Other Priority Claims,

                         8. Specified Unsecured Claims, unless each holder of such claims agrees to a lesser or different treatment (with respect to the Unsecured PBGC Claims, as set forth in the Current Plan, unless otherwise agreed, or as ordered by the Bankruptcy Court),

                         9.    General Unsecured Claims, and

                         10. amounts owed on account of the Company's preferred Equity Interests.

                   The Purchase Price assumes that, unless the parties otherwise agree, the Oneida Plan will be terminated and

                                       A-2





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                   the Buffalo China Pension Plans will be retained.

                   Attached as Exhibit 1 hereto is the Company's estimate of the outstanding claims against the Company as of a proposed effective date (under the Current Plan) of July 29, 2006. Subject to Buyer's right to protest or challenge any claim not listed under the heading "Stipulated Amount" on Exhibit 1, Buyer shall assume or satisfy in full each claim, in its finally determined amount (except with respect to the PBGC Claim, which will be treated as set forth in the Current Plan, unless otherwise agreed or ordered by the Bankruptcy Court), including any claim that Buyer protests or otherwise challenges but is finally judicially determined by the Bankruptcy Court or finally judicially determined by another court of competent jurisdiction consistent with the Current Plan (or as may otherwise be proposed by Buyer in the Proposed Plan to the extent the Company so agrees) to be a valid claim, unless the holder of such claim agrees to a different treatment or the Bankruptcy Court or other applicable court orders otherwise.

                   In addition, the parties contemplate that the Proposed Plan will include an element of consideration for the Company's common equity holders in connection with securing their approval of the Proposed Transaction and their withdrawal of any objections to the Plan as modified and consummated in accordance with this letter.

                   Upon signing of the Definitive Agreement, Buyer would provide a good faith deposit in an amount to be mutually agreed; provided such amount shall not be less than 5% of the cash component of the Purchase Price.

Working Capital    Buyer shall ensure that the Company will have reasonably
Facility           sufficient working capital following consummation of the
                   Proposed Transaction (after assumption/satisfaction of all claims against the Company and payment of the cash portion of the Purchase Price).

Management Terms   Buyer currently contemplates working with management to
                   finalize the terms of employment and the management incentive plan, in each case mutually agreeable to the parties.

Superior
Proposals:         No later than the second business day following the

                                       A-3





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                   execution of the Definitive Agreement, the Company will file with the Bankruptcy Court a motion seeking approval of the Definitive Agreement pursuant to an order reasonably acceptable to Buyer, which agreement and order will provide for customary auction procedures to consider superior proposals, including (x) customary bidding increments, reasonable break-up fee and expense reimbursement and good faith deposits and (y) the right to counter-bid and tender such fees and expense reimbursements.

                   The Company will obtain approval of the bid procedures order by the Bankruptcy Court as promptly as reasonably practicable.

Confirmation/      Confirmation of the Proposed Plan or, if applicable, sale
Sale Order:        order approved by the Bankruptcy Court (the "Confirmation/
                   Sale Order") will be in a form reasonably acceptable to the parties to the Definitive Agreement. The Company will obtain approval of such order as promptly as practicable following execution of the Definitive Agreement.

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Conditions:        The Proposed Transaction will be conditioned upon:

                   (a) the parties having negotiated, executed and delivered the Definitive Agreement on mutually acceptable terms;

                   (b) the absence of any material adverse change in the financial condition, assets, business, or properties of the Company and its subsidiaries taken as a whole, subject to customary carve-outs related to the announcement of the Proposed Transaction and the pendency of the Chapter 11 Cases;

                   (c) customary releases and indemnification and exculpation provisions (including those contained in the Current Plan) in accordance with the Bankruptcy Code;

                   (d) approvals or waivers from governmental authorities, including expiry of any waiting period under Hart-Scott-Rodino and the Confirmation/Sale Order being a final order; and

                   (e) other reasonable customary closing conditions, including without limitation, the representations and warranties being true in all material respects and pre-closing covenants having been performed in all material respects.

Access: The Company will permit Buyer and its agents and representatives reasonable access to its personnel, including all senior management personnel, properties, contracts, books and records, suppliers, customers and all other documents and data.

                   All information obtained by Buyer pursuant to such access shall be subject to the Confidentiality Agreement.

Conduct of         The Company will conduct itself in a reasonable manner
Business:          consistent in nature, scope and magnitude with its past
                   practice and will only take actions usually taken in the ordinary course, including taking into account the Chapter 11
                   Cases.

Representations    In the Definitive Agreement, the Company and Buyer will make
and Warranties;    customary representations and warranties and will provide
Covenants:         customary covenants and other protections.

                   Buyer does not anticipate any material issues on the representations, warranties and covenants and would

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                   assume that, subject to due diligence, those contained in the proposed exit financing under the Current Plan would serve as a reasonable basis for those to be included in the Definitive Agreement.

Closing: The closing and effectiveness will occur as soon as possible after receipt of any and all consents required in connection with the Proposed Transaction and the satisfaction of the other reasonable customary conditions to closing contained in the Definitive Agreement; provided, however, that the Definitive Agreement may be terminated and the Proposed Transaction may be abandoned if closing does not occur by the earlier of: (i) 90 days after the entry of the Confirmation/Sale Order; or (ii) December 31, 2006.

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                              EXHIBIT 1 TO ANNEX A

                                  Claims Chart

          Claim                 Company's Estimated Amount    Stipulated Amount
-----------------------------   --------------------------   -------------------
Secured Tranche A Claims            $ 117,854,000(2)         $ 117,854,000

Secured Tranche B Claims            $ 107,324,000(3)         $ 107,324,000

Professional Fees                   $  13,400,000                        -

Exit Fee                            $   3,700,000                        -

DIP Working Capital                 $     693,000(4)                     -

Priority Claims                     $   8,737,401                        -

PBGC Claim                          $  50,825,110(5)(6)      $  21,075,050(7)(8)

Italian Guarantee Claim             $   1,402,738(9)         $   1,402,738

General Unsecured Claims            $   6,738,868(10)                    -

Preferred Equity                    $   2,200,000            $   2,200,000

Foreign Funded Debt                 $   4,609,000(11)        $   4,609,000
                                    -------------            -------------
Total                               $ 317,484,117            $ 254,464,788
                                    -------------            -------------

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(2)   Includes principal amount of $115,267,000 and accrued postpetition interest (at the contractual non-default rate) through 7/29/06 of $2,587,000.

(3) Includes principal amount of $100,225,000, accrued prepetition interest of $899,000 and accrued postpetition interest (at the contractual non-default rate) through 7/29/06 of $6,200,000.

(4) Although the actual amount owed by the Debtors under the DIP Credit Agreement is anticipated to be $43,093,000, the amounts to be applied for repayment of the Secured Tranche A Claims ($25,300,000) and payment of the administrative expenses accrued in the Chapter 11 Cases ($17,100,000) have been subtracted to avoid duplication.

(5) Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $860,110.

(6) In the Current Plan, the PBGC will receive a $3 million promissory note on account of the PBGC Claim.

(7) Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $356,650.

(8) In the Current Plan, the PBGC will receive a $3 million promissory note on account of the PBGC Claim.

(9) Includes accrued postpetition interest (at the federal judgment rate of 4.76%) through 7/29/06 of $23,738.

(10) Not including general unsecured claims of approximately $15,278,500 disputed by the Debtors.

(11) Although the actual amount of funded indebtedness owed by Oneida's non-debtor foreign subsidiaries is anticipated to be $5,988,000, the principal amount of the Italian Guarantee Claim, $1,379,000 (which already is accounted for), has been subtracted to avoid duplication.

                                       A-7